

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 5, 2023

Mini Krishnamoorthy
Chief Financial Officer
KludeIn I Acquisition Corp.
1096 Keeler Avenue
Berkeley, CA 94708

> **Re: KludeIn I Acquisition Corp.**
> **Amendment No. 5 to Registration Statement on Form S-4**
> **Filed December 28, 2022**
> **File No. 333-265952**

Dear Mini Krishnamoorthy:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 9, 2022 letter.

Amendment No. 5 to Registration Statement on Form S-4

Summary of the Proxy Statement/Prospectus
Extensions, page 15

1. We note your response to prior comment 2. Please revise your disclosure in this section to reflect the substance of your response, including the reason you sought the Extension Funds.

Certain Projected Financial Information, page 139

2.   We note the chart on page 140 showing the key elements of the Second Updated Projections. Please revise to include the initial financial projections and the First Updated Projections. Supplement this disclosure by also explaining the material differences between these different sets of projections, such as the different assumptions used.

Unaudited Pro Forma Condensed Combined Financial Information
Note 2. Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2022, page 187

3.   We note your response to prior comment 1. Please revise pro forma footnote (7) to clarify that $56 million has been drawn down under the $100 million Financing Agreement and that Near anticipates drawing down an additional $15 million at Closing.

Near Intelligence Holdings Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)
Note 22. Commitments and Contingencies, page F-128

4.   We note your revised disclosures and response to prior comment 10 where you state that the company "does not believe" the amount of loss can be "reasonably estimated." Please further revise to state whether or not you believe there is at least a reasonable possibility that a loss may have been incurred and if so, disclose the amount of such loss or range of loss or state, if true, that such an estimate cannot be made.

        You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Benjamin S. Reichel